

Mail Stop 3030

March 17, 2009

Mr. Jeffrey D. Gash
Executive Vice President-Finance and Secretary and
 Principal Financial and Accounting Officer
145 Oser Avenue,
Hauppauge, New York 11788

      RE: **Jaco Electronics, Inc.**
            Form 10-K for the fiscal year ended June 30, 2008
            Filed September 29, 2008
            File No. 0-234664

Dear Mr. Gash:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Angela J. Crane
                    Accounting Branch Chief